

March 19, 2014

Via E-mail
David Morse
Chief Executive Officer
Location Based Technologies, Inc.
49 Discovery, Suite 260
Irvine, California 92618

> **Re:** **Location Based Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2013**
> **Filed November 22, 2013**
> **File No. 333-139395**

Dear Morse:

We have reviewed your response letter dated March 3, 2014 and have the following comments.

Please respond to this letter within 10 business days as requested below. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Results of Operations

1. We note in your response to prior comment 12 that in December 2012, the company decided to significantly reduce the selling price of the PocketFinder People device; however, there is no mention of the change in sales price and its impact on revenue in your response to prior comment 3. Please revise future filings to discuss changes in revenue attributed to changes in pricing as well as volume.

Revenue Recognition, page 35

2. We note your response to prior comment 10. In future filings, please provide disclosure similar to that provided in your response with regard to the difference between recognizing revenue at the beginning of the subscription period and the end of the period, and its materiality.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief